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Exhibit 20.01

PPI Capital Group, Inc.
1661 Lakeview Circle
Ogden, Utah  84403

May 18, 2000

Henry A. Macchio, President
Utilicom Inc.
323 Love  Place
Santa Barbara, California  93117

Re: Proposed Exchange of Shares of PPI Capital Group, Inc. ("PPIK") for one hundred percent (100%) of the outstanding shares of Utilicom Inc. ("UC Wireless")

Dear Mr. Macchio:

  This letter will confirm the recent discussions we have had with you and your representatives relative to the proposed exchange of shares of the common stock of PPIK for all of the issued and outstanding common stock of UC Wireless. The objective of our discussions has been the execution and consummation, as soon as feasible, of a formal agreement between PPIK and UC Wireless (the "Agreement"), which among other things, would provide for the various matters set forth below:

  1. Just prior to the Closing of this transaction, PPIK will have 13,739,867 shares issued and outstanding. At the Closing, Mark Scharmann will surrender 5,739,867 of his shares for cancellation so that there will be 8,000,000 shares outstanding.

  2. PPIK will acquire all of the issued and outstanding common stock of UC Wireless from the shareholders of UC Wireless in exchange for 172,400,000 restricted shares of common stock of PPIK ("PPIK Common Stock"), which will be delivered upon the closing of this transaction (the "Closing Date"). This exchange is intended to qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended, and the shares of PPIK received by UC Wireless shareholders will be received on a tax-free basis.
The shares to be issued by PPIK will be "restricted securities" as defined in Rule 144 under the Securities Act of 1933, and an appropriate legend will be placed on the certificates representing such shares, and stop transfer orders placed against them.

  3. Prior to the Closing, UC Wireless will raise a minimum of $5,000,000 in net proceeds in a Rule 506 offering to accredited investors overseas. The offering will be managed by CCRI Corporation and the funds will be escrowed in the trust account of Krys Boyle Freedman & Sawyer, P.C., legal counsel for UC Wireless.

  4. On the Closing, PPIK will also issue a total of 19,600,000 shares as finder's fees for this transaction, which will bring the total number of shares issued and outstanding after the Closing to 200,000,000 shares. Following is a breakdown of the shares to be outstanding:

Shares to be retained  by current PPIK shareholders          8,000,000
Shares to be issued for $5,000,000 in net proceeds          22,400,000
Shares to be issued for UC Wireless                        150,000,000
Shares to be issued for finder's fees (PPIK)                 2,000,000
Shares to be issued for finder's fees (UC Wireless          17,600,000
                                                      ----------------
Total                                                      200,000,000
                                                      ================

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  Upon the Closing, UC Wireless will become a wholly-owned subsidiary of PPIK.

  5. The parties will use their best efforts to close this transaction on or before June 30, 2000.

  6. At the Closing, the present PPIK officers and directors shall deliver to UC Wireless their respective letters of resignation, along with minutes of the PPIK Board of Directors accepting such resignations and appointing to the PPIK Board those persons designated by UC Wireless to be directors of PPIK.

  7. Prior to Closing, UC Wireless will provide an unaudited balance sheet and income statement for the period ended on a date within 60 days of the Closing.

  8. As soon as possible after the Closing, UC Wireless will call a PPIK shareholder meeting for the purpose of seeking shareholders approval of a one for ten reverse stock split, a change of PPIK's name to UC Wireless, and a change of domicile to Nevada.

  9. On the date of this Letter of Intent, the common stock of PPIK is registered with the Securities and Exchange Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, (the "Act"), and PPIK has filed all reports required to be filed by Section 13(g) of the Act during the past 12 months. These reports were, when filed, accurate, not misleading and complete in all material respects.

  10. The common stock of PPIK is currently listed for trading on the OTC Bulletin Board under the symbol PPIK.

  11.  On the Closing, PPIK will have no assets and no liabilities.

  12. Once this letter is executed, all parties hereto, in reliance upon the agreement represented herein, shall not, for a period of 45 days from the date of execution hereof, negotiate with any other third party with respect to undertaking any merger or stock or asset acquisition.

  13. PPIK and UC Wireless will take all necessary steps to call meetings of their respective directors as soon as possible to approve the terms of this Letter of Intent.

  14. Upon the signing of this Letter of Intent, PPIK and UC Wireless will provide to each other full access to their books and records and will furnish financials and operating data and such other information with respect to their business and assets as may reasonably be requested from time to time. If the proposed transaction is not consummated, all parties shall keep confidential any information (unless ascertainable from public filings or published information) obtained concerning the other's operations, assets and business.

  15. This Letter of Intent may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

  16. Each party will pay its legal expenses incurred in connection with this transaction whether or not the transaction is consummated.

  17. Upon the execution by you and return to us of this Letter of Intent, counsel for UC Wireless and PPIK will prepare an Exchange Agreement which

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shall contain provisions in accordance with this Letter together with such further appropriate terms and conditions as legal counsel and the parties may mutually determine. The Exchange Agreement shall be subject, in all respects, to the approval of the respective Boards of Directors of PPIK and UC Wireless.

  18. It is understood that the terms set forth in this Letter may not constitute all of the major terms which will be included in the Exchange Agreement, that the terms set forth herein are subject to further discussion and negotiation, and that this Letter is an expression of intent only and is not to create or result in any legally binding obligation upon the parties hereto except with respect to paragraphs 12, 14 and 16.

  If the foregoing accurately reflects our discussions, please execute and return to the undersigned one copy of this Letter.

PPI CAPITAL GROUP, INC.                UTILICOM INC.

By: /S/Mark A. Scharmann, President    By: /S/Henry A. Macchio, President